UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 17, 2007
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                      Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                     No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie

Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel

Date: April 17, 2007

Transforming LGL Creating a Financial Platform for the Future
17 April 2007

Forward-looking statements
[Graphic Appears Here]
This presentation may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management.
Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir, which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of g old, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in Lihir’s most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission (“SEC”) and is available on the website maintained by the SEC at http:// www.sec.gov/cgi-bin/srch-edgar
Gold reserve and resource estimates are expressions of judgment based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. Ballarat Goldfields N.L. does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated.
Lihir can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this presentation should not be regarded as a representation by any person that they will be achieved. The foregoing material is a presentation of general background information about Lihir’s activities as of the date of the presentation, April , 2006. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.
This presentation may not be distributed into the United States. This presentation does not constitute an offer of securities for sale in any jurisdiction, including the United States, and any securities described in this presentation may not be offered or sold in the United States absent registration under the US Securities Act of 1933 or an exemption from registration.
Some of the information contained in this presentation includes certain un-audited non-GAAP measures, such as “cash costs”. Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of Lihir’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute i n an effort to provide a level of comparability. However, Lihir’s measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of Lihir. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP.
The offer of shares in Australia to retail shareholders will be made in a prospectus expected to be lodged with ASIC on 23 April 2007. Any eligible retail shareholder will need to complete the application form in or accompanying the prospectus.
The shares may only be offered and sold in Canada and to residents of Canada who are “ accredited investors” ( as defined in NI 43-101 Prospectus and Registration Exemptions) in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec.
Canadian investors are advised that the reserve and resource estimates contained herein have not been prepared for the purposes of a technical report in accordance with CIM Standards as set forth in NI 43-101Standards of Disclosure for Mineral Projects but have been prepared in accordance with the Australasian Code for the Reporting of Exploration Results, Mineral resources and Ore Reserves ( the “ JORC Code”) as permitted by NI 43-101.

Chief Executive Officer Arthur Hood

Executive Summary
[Graphic Appears Here]
Raising approximately A$1.2 billion via Entitlement Offer and Placement
Use of Proceeds:
•Close-out of hedge book •Repayment of gold loan and retirement of secured debt facilities •Assist in funding proposed Lihir Island +1 million oz expansion •Provide development capital for Ballarat Gold
Will create:
•Unhedged gold producer with full leverage to gold price •Essentially debt-free company with strong growth profile •Increased cash flows •Increased financial flexibility

Transforming LGL
Operational Transformation
[Graphic Appears Here]
•Rio Tinto management contract ended October 2005 •Corporate strategy, Vision and Values reinvigorated •Corporate and Business leadership teams strengthened •Operational improvements taking effect — record production in 2006 •Ballarat acquisition completed •Further growth initiatives identified — feasibility study for +1 mozpa at Lihir underway
Financial Transformation
•Create the gold price leverage the market desires •Strengthen the financial platform for the future

Chief Financial Officer Phil Baker

Entitlement Offer and placement

People.Results.Growth.

Entitlement Offer

- Pro-rata, renounceable Entitlements Offer raising up to A$1.07 billion
- 1 New Share for every 3 Lihir Shares held
- Offer price: A$2.30 per New Share
- 26% discount to theoretical ex-rights price
- Institutional component (A$856 million) to be accelerated, completed over first four days, and fully underwritten
- Retail component (up to A$214 million) completed via prospectus, non-underwritten
- Institutional component will represent 80% of register

Institutional Placement

- Priced via bookbuild together with shares equivalent to renounced institutional rights
- Raising A$120 million

7

Source and Use of Funds

People.Results.Growth.

(A$ Millions)



1190*
Retail Entitlement Offer & Bookbuild
214*
Institutional Placement
120
Institutional Entitlement Offer & Bookbuild
856*
Funds raised
1190*
Ballarat devt
Proposed Lihir Is devt, working capital, fees
Other Corporate debt repayment
Gold loan repayment 480,000 oz ($449/oz)
Close out of hedge book. 934,500 oz ($343/oz contract price)
Use of Funds

- Dependent upon final proceeds raised and assumed exchange rates. Retail Entitlement Offer is not underwritten.
- Funds raised assume 80% institutional / 20% retail shareholder split

8

Eliminating forward commitments
(kozs)
370
340
130
100
223
90
240
240
133
26
2012
26
2013
2007
2008
2009
2010
2011

Rationale
•Provides full leverage to gold price •Increases cashflows •Provides increased financial flexibility to meet future funding requirements •Proposed Lihir Island expansion to +1 Million ounce annual gold production, subject to feasibility study •Ballarat Gold project developments •Position LGL as a leading, unhedged, pure gold company in the Asia-Pacific region •Quality asset base with significant growth profile

Strengthened financial position
(US$ Millions)
LGL Summary Balance Sheet As at 31 Dec 06Pro-forma Lihir +Post Insto Offer &Post Retail Offer BallaratGold Transaction Total Assets1,8171,8842,061 Total Liabilities6927676 Shareholder’s Equity1,1251,8081,985
Assumptions:
•100% takeup of retail and institutional entitlement offers

Accounting P&L impacts
Hedges close out to be brought to P&L 2007200820092010201120122013 Hedge delivery1911452402401332626 profile (000,oz) Delivery price324327350350352375375 (US$) Hedge delivery prices are net of fees.
•Negative impact of hedge book close-out to be taken to P&L at original designation dates. Losses to be locked in at current gold price. These will be non-cash items. •Early repayment of 480,000 ounce gold loan will crystallize a loss before tax in 2007.

Chief Executive Officer Arthur Hood

Transformation well under way
Material Movements (Mt)
Truck Availabilities (785 Caterpillar)
Benchmark 85%
78.2 76.1
87.6
85.2
85.0
56
83.8
5454
46
47
43 4241 40 35 200220032004
Budget Actual
73.2 72.6
72.4 71.7
71.1
41
42
70.0
3636 36
32
Jan-06 Feb-06 Mar-06 Apr-06 May-06 Jun-06 Jul-06 Aug-06 Sep-06 Oct-06 Nov-06 Dec-06
1999 2000
2001
2005 2006

Transformation well under way
Autoclave Throughput (t/op hr per autoclave)
215
209
198
191
188
184
183
183
4341
179 180
4156
178 179
172
169
170
165
160
4136
46
155
Mar-06 Apr-06 May-06 Jun-06 Jul-06 Aug-06 Sep-06 Oct-06 Nov-06 Dec-06
1999 2000
2001 2002
2003 2004
2005 2006
Budget Actual

Geothermal power & flotation circuit

People.Results.Growth.



Geothermal power

- Cheap, reliable power, ~US1c/KWhr
- 20MW commenced commissioning February, 56MW now in place
- US$40 million potential savings in 2007 (~US$50/oz)
- Exploration for further expansion under way



Process Plant Expansion

- 3Mtpa flotation expansion commenced commissioning March 07
- Lifts production >20% to 800-830 kozs

16

+1 Moz expansion project
•Feasibility study commenced •Addition of one autoclave of double the capacity of each of current autoclaves •Will lift total plant throughput to approximately 11-12 million tonnes per annum from ~ 6mtpa •Capex US$500-550 million •Construction 2008? •Production 2010?

Ballarat merger completed

Quarterly production
(Gold production, koz)
226
193
193
184
172
130
127
113
Q2 05Q3 05
Q4 05Q1 06
Q2 06Q3 06
Q4 06Q1 07

Material movements
(Million tonnes)
16.4
15.0
14.9
12.8
11.9
11.3
10.8
9.0
Q2 05Q3 05
Q4 05Q1 06
Q2 06Q3 06
Q4 06Q1 07

Mill throughputs
(Tonnes,000)
1292
1100
1080
982970
917
711
Q3 05Q4 05
Q1 06Q2 06
Q3 06Q4 06
Q1 07

Costs remaining stable
($US millions)
71.572.2 66.2 62.7 57.9
50.8
56.0
54.4
46.0
42.1
Q1 06Q2 06
Q3 06Q4 06
Gross Cash Costs
Q1 07
Q1 06Q2 06
Q3 06Q4 06
Total Cash Costs
Q1 07

2007 Outlook
•Full year production of 800-830 kozs (unchanged) •First half production increased to 375-400 kozs •Total annual material movements 60 million tonnes •A/C throughput of 4.3 million tonnes •Total cash costs for remaining nine months of the year to average in the mid US$200s per ounce

Asia Pacific pure gold major
•Two long life, quality assets •100% unhedged •Essentially debt free +1000 +900 +800+200 +100 651 +800+800+800 651 2006200720082009
Gold production (kozs)
+1250 ~250Ballarat Lihir +1000Island 2010

www.lihir.com.pg

Equity Raising Timetable

People.Results.Growth.

Key dates

- Institutional Offer period	17 – 19 April
- Institutional bookbuild and Placement	19 – 20 April
- Entitlement Record Date	20 April
- Prospectus lodged	23 April
- Institutional settlement	26 April
- Institutional allotment	27 April
- Retail Offer period	23 April – 11 May
- Retail Entitlement Bookbuild	17 May
- Retail settlement	23 May

26

Appendix A — Key Risks
There are a number of risks associated with any investment in LGL. These risks are described in LGL’s most recent Annual Report or Form 20-F filed with the US Securities and Exchange Commission and the Prospectus relating to the Entitlement Offer and Placement. These risks include but are not limited to:
Gold price risk: Substantially all of LGL’s revenues are derived from gold. Following the planned repayment of the gold loan and close out of the gold hedge contracts LGL’s earnings and cashflow will be more leveraged to the gold price. Gold prices fluctuate and there is always risk that the price could fall substantially.
Currency risk: LGL’s revenues are earned in US dollars. Although a large proportion of its expenditure is also denominated in US dollars, LGL incurs significant costs in Australian dollars and PNG Kina. It is exposed to fluctuations in exchange rates between these currencies and the US dollar.
Development and expansion risks: Commissioning of the Lihir Island flotation plant commenced in late March 2007.
Commissioning of the geothermal power plant expansion also commenced in 2007 following completion of its construction. Any delays or additional costs in completing construction or commissioning of the flotation plant and commissioning of the geothermal plant may adversely impact operating and financial performance of LGL. The economic and technical viability of expanding the Lihir Island processing plant capacity to more than 1 million ounces of gold per a nnum is subject to the outcome of a feasibility study which is expected to be completed in early 2008. If the feasibility study concludes that the proposed expansion of the processing plant is not viable, this expansion will not occur. Ballarat Goldfields is a development stage company that has not yet produced gold in commercial quantities to date. The future productivity of the Ballarat East Project and the other projects in the Ballarat region is dependent on the success of exploration activities and the success of new projects. Future development activities at the Ballarat East Project and the other projects in the Ballarat region may be less profitable than currently anticipated or may not be profitable at all, and production targets may not be achieved.
Environmental, political and local community risks: LGL’s operations have environmental impacts that cannot always be anticipated or mitigated, and LGL’s PNG operations may be subject to a higher degree of political risk than those in Australia. LGL is in ongoing negotiations with the Lihirian community and the outcome of negotiations cannot be accurately predicted and may impede the future operations of LGL.